Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Laurel Capital Group, Inc.:

We consent to the use of our report dated August 30, 2004 of Laurel Capital Group, Inc. and subsidiary, with respect to the consolidated statement of financial condition of Laurel Capital Group, Inc. and subsidiary as of June 30, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2004, and to the reference to our firm under the heading “Experts” in the Amendment No. 1 to Form S-4 Registration Statement of First Commonwealth Financial Corporation.

/s/ KPMG LLP

Pittsburgh, PA

July 17, 2006